UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 27)*

Datascope Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

238113104
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

_______________

                *   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 5 Pages

CUSIP No. 238113104	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Lawrence Saper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,869,453
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,869,453
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,869,453
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 238113104	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

         Datascope Corp. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

         14 Philips Parkway

         Montvale, New Jersey 07645

Item 2(a).	Name of Person Filing:

         Lawrence Saper

Item 2(b).	Address of Principal Business Office or, if None, Residence:

         c/o Datascope Corp

         14 Philips Parkway

         Montvale, New Jersey 07645

Item 2(c).	Citizenship:

         United States

Item 2(d).	Title of Class of Securities:

       Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

       238113104

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.
(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐	Investment company registered under Section 8 of the Investment Company Act.
(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

(h)   ☐          A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3I(14) of the Investment Company Act;
(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 238113104	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,869,4531

(b)	Percent of class:

18.6%, based upon 15,440,738 shares of common stock outstanding as of January 31, 2008, as reported in the Company’s Proxy Statement on Form DEF 14A filed on February 11, 2008.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,869,453
(ii)	Shared power to vote or to direct the vote

0
(iii)	Sole power to dispose or to direct the disposition of

2,869,453
(iv)	Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

_________________________

1  Includes (i) 33,153 shares owned by trusts created by Mr. Saper for his children and (ii) 3,150 shares owned by Mr. Saper’s wife. Also includes an option owned by Mr. Saper to purchase 500,000 shares of Common Stock, which is currently exercisable. Also includes 1,290,911 shares that Mr. Saper contributed to a grantor retained annuity trust called the Saper-A Investment Trust on July 11, 2006. Mr. Saper is the trustee of the Trust.

CUSIP No. 238113104	13G/A	Page 5 of 5 Pages

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Lawrence Saper
Signature

Lawrence Saper
Name/Title